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SI 18000019 N

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SEC Mail Processing Section
JAN 22 2018
Washington DC
406

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/16 (MM/DD/YY) AND ENDING 10/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARLINGTON SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 MARINE LANE
(No. and Street)

SAINT LOUIS (City) MO (State) 63146 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY P.A.
(Name – *if individual, state last, first, middle name*)

100 E SYBELIA AVE STE 130 (Address) MAITLAND (City) FL (State) 32751 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED 2018 JAN 30 PM 3:37 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT E HILLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARLINGTON SECURITIES, INC, as of OCTOBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


SUSAN M CULLEN
Notary Public - Notary Seal
State of Missouri, St Louis County
Commission # 15019951
My Commission Expires Mar 15, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arlington Securities, Inc.

Audit Report

October 31, 2017

Arlington Securities Inc.

Financial Statements

For Year Ended October 31, 2017

Table of Contents



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Directors
Arlington Securities, Inc.

We have audited the accompanying statement of financial condition of Arlington Securities, Inc. as of October 31, 2017, and the related statements of Income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Arlington Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arlington Securities, Inc. as of October 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Arlington Securities, Inc.'s financial statements. The supplemental information is the responsibility of Arlington Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
January 12, 2018

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2017

ASSETS

Assets:	
Cash in Bank	$121,085
Market Value of Investments	184,681
Receivables:	
Clearing Organization	13,374
Concessions Receivable	161,982
Other	1,071
Prepaid Expenses	15,272
Deferred Tax Benefit	3,620
Total Assets	$501,085

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Wages and Commissions Payable	$249,743
Other Payables and Accrued Expenses	14,721
Total Liabilities	264,464
Shareholder's Equity:	
Capital Stock	23,850
Retained Earnings	212,771
Total Shareholder's Equity	236,621
Total Liabilities and Shareholder's Equity	$ 501,085

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Income

Year Ended October 31, 2017

Revenues:	
Concession: Mutual Fund and 12B-1	$ 2,062,212
Commission: Securities Transactions	18,275
Realized Dividend and Capital Gain	13,376
Unrealized Capital Gain	5,423
	2,099,286
Expenses:	
Commissions Expense	1,059,452
Officer Compensation & Benefits	869,465
Errors Insurance & Fidelity Bonds	31,457
Clearing Expense	14,207
Regulatory Fees and Expenses	35,838
Promotion Expenses	13,119
General Operating Expenses	56,368
	2,079,906
Income Before Income Taxes	19,380
Deferred Provision for Income Taxes	5,984
Net Income (Loss)	$ 13,396

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2017

	Capital Stock	Retained Earnings	Total Equity
Balances at November 1, 2016	$23,850	$199,375	$223,225
Net Income	--	13,396	13,396
Balances at October 31, 2017	$23,850	$212,771	$236,621

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2017

Cash from Operating Activities	
Net Income	$13,396
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in assets:	
Receivables:	
Clearing Organization	(6,808)
Commissions	(148,602)
Other	18,527
Prepaid Expenses	-
Deferred Tax Benefit	5,984
Increase (decrease) in liabilities:	
Wages and Commissions Payable	176,336
Income Tax Payable	(775)
Other Payables and Accrued Expenses	(4,403)
Net Cash Provided by Operating Activities	53,655
Cash from Investing Activities	
Purchase of Investments	(382,212)
Increase (Decrease) in Value	(13,374)
Sale of Investments	376,788
Net cash from (used in) investing activities	(18,798)
Net increase in cash	34,957
Cash at beginning of year	86,128
Cash at end of year	$121,085

See Independent Auditors' Report and Notes to the Financial Statements

Arlington Securities Inc.
Notes to Financial Statements
Year Ended October 31, 2017

Note 1 - **Nature of Operations:** Arlington Securities, Inc., (the company) is a broker-dealer formed primarily to sell mutual funds and variable contracts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a member of Securities Investors Protection Corporation (SIPC) and has an insurance license in several states. The Company does not hold funds or securities for customers, owe money for securities to customers and does not carry customer accounts. Accordingly, The Company is exempt from SEC Rule 15c3-3 under the K(2)(ii) exemption.

Note 2 - **Summary of Significant Accounting Policies:**

Revenue Recognition: Commission revenue from securities transactions are recorded on a trade date basis. Revenue generated from sales of mutual funds, variable products, fixed products and trails are recorded when earned on a trade date basis.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk: The Company is not engaged in activities with counter-parties such as banks and other financial institutions. There is no credit risk.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates.

Cash and Securities Segregated Under Federal and Other Regulations: No cash has been segregated in a special account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds. A reserve account is not required.

Accounts Receivable: An allowance for doubtful accounts was not considered necessary at October 31, 2017. Bad debt expense at October 31, 2017 was $0.

Advertising Costs: The Company did not incur any direct-response advertising costs during the period.

Arlington Securities Inc.
Notes to Financial Statements
Year Ended October 31, 2017

Note 3 - **Fair Value of Financial Instruments:** The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Fair Value Measurement at Reporting Date Using Description

	10/31/2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned, not yet sold	$184,681	$184,681	$ -	$ -

Note 4 - **Net Capital Requirement:** The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. At October 31, 2017, Arlington Securities had net capital of $188,955, which was $171,324 in excess of its minimum required net capital of $17,631.

Arlington Securities Inc.
Notes to Financial Statements
Year Ended October 31, 2017

Note 5 - **Income Taxes:** The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred tax benefit. A capital loss carryover of $17,239 to fiscal year ending October 31, 2018 is calculated to provide $3,620 deferred tax benefit assuming a 15% federal and 6% state income tax rate. The resulting deferred provision for income taxes is $5,984.

The Company is taxed as a C Corporation and has never been examined by an income tax authority. The federal and state income tax returns are subject to examination by the respective taxing authorities generally for three years after they are filed. The Company feels it is more likely than not that all tax positions will be fully recognized; therefore, provision for potential interest or penalties has not been made.

Note 6 - **Related Party Transactions:** The Company pays repair and maintenance expenses for a portion of the home of owner where primary office is located. There are no other related party transactions.

Note 7 - **Financial Instruments with Off-Balance Sheet Risk:** In the normal course of business, the Company purchases and sells securities and commodities as agent on behalf of its cash or margin customers. If either the customer or counter-party fails to perform the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

Note 8 - **Prior Period Adjustment:** The Company adjusted commission income and expense for the prior period in the amount of $161,298 for both.

Note 9 - **Commitments and Contingencies:** The Company is not involved in any lawsuits and is not party to any asserted or unasserted claims. The Company did not engage the services of an attorney during the fiscal year ended October 31, 2017.

Note 10 - **Subsequent Events:** In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through January 12, 2018, the date the financial statements were available to be issued.

Schedule I
Arlington Securities Inc.

Calculation of Net Capital Reported and Required

As of October 31, 2017

CALCULATION OF NET CAPITAL	
Total shareholder's equity	$236,621
Deductions and charges	-
Non-allowable assets	19,964
Net capital before haircuts on securities positions	216,657
Haircuts on securities	27,702
Net Capital	$ 188,955
AGGREGATE INDEBTEDNESS	
Liabilities shown on Statement of Financial Condition	$ 264,464
Calculated Requirement (6.67% of Aggregate Indebtedness)	$17,631
Statutory Requirement	5,000
Net Capital Requirement (Creater of Above)	17,631
Excess net capital	$171,324
Percentage of Aggregate indebtedness to net capital	140%
RECONCILIATION	
Net capital, as reported in Company's Part IIA (Unaudited) Form X-17A-5 as of October 31, 2017	$188,955

There are no differences between the net capital computations.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
Arlington Securities, Inc.

We have reviewed management's statements, included in the accompanying Arlington Securities, Inc. Exemption Report, in which (1) Arlington Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Arlington Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Arlington Securities, Inc. stated that Arlington Securities, Inc. met the identified exemption provisions throughout the most recent fiscal without exception. Arlington Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arlington Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
January 12, 2018

Arlington Securities Incorporated

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Arlington Securities, Inc. is a broker/dealer registered with the SEC and FINRA.
- Arlington Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended October 31, 2017.
- Arlington Securities, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Arlington Securities, Inc. has met the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of November 1, 2016 through October 31, 2017 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.



Robert E. Hillard
CEO

140 Marine Lane * St. Louis, Missouri 63146-2236
314-878-1954 * 314-878-5706 (Fax)
Member FINRA - SIPC